Correspondence

SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

May 22, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  Sport Stix Inc.
Amendment No 1 to Registration Statement on Form S-1
Filed March 29, 2013
File No. 333-186355

Dear Mr. Jeffrey P. Riedler:

Thank you for your letter of May 15, 2013.  We are filing an amended Form S-1/A-2 and my additional responses are as follows:

Prospectus Summary Page 2

1.
Please revise your assertion that Sport Stix “manufactures and distributes” to be consistent with your disclosure on page 11, which states that a third party, Conduit Flavor Company, will manufacture the electrolyte drink mix, and on page 13, which states that to date you have no sales or established distribution arrangements.

RESPONSE:  We have revised our disclosure accordingly.

Description of Business, Page 11

2.
Please disclose when you expect to begin operations and the key assumptions underlying your proposed timeline for achieving a significant market share in Southern California, break-even cash flows and profitable operations.

RESPONSE:   We have revised our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

3.	Please provide disclosure that explains the factors determining the level and variation in your stock compensation expense for each period presented.

RESPONSE:   Stock sales to unrelated parties occurred at a price of $0.25 per share.  Whenever stock was sold to related parties, employees, or other people connected to the Company, at a price lower than $0.25 per share, additional compensation expense was included since the price sold was different than that of the sales to unrelated parties.   Therefore, the sales to Charles Todd, Hallmark Venture Group, Todd Worldwide Ministries, Douglas Dungee, Darryl Skinner (all related parties) were at $0.001 per share, so the difference between $0.25 and $0.001 of $0.249 per share was expensed due to the discount provided in the $0.001 price to the related parties as compared to the $0.25 price for non-related parties.

Capital Resources and Financial Condition, Page 15

4.	We note your response to our prior comment 10. Please file a copy of your Agreement with Hallmark Venture Group, Inc.

RESPONSE:   We are filing a copy of our Agreement as an amendment to our S-1/A-2.

Financial Statements, Page F-1
Note 3 – Capital Stock, Page F-11

5.
Please refer to our prior comment 13.  Please explain to us your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013, instead of over the next 12 months, the period when U.S. Affiliated, Inc. is expected to perform the related services under this arrangement.
Refer us to the technical guidance upon which you relied.

RESPONSE:  We interpret Financial Accounting Standard Board Topic (rule) 718 to require Employee Based Share Payments to be recorded at the fair value based on the price of consideration given to two market participants at arm’s length based on the last sale of shares for cash for which the price was $0.25.  Therefore, the price of $0.003 was compared with $0.25, noting a difference of $0.247, which was then booked as an expense for each share granted.  In addition, as there is no clawback for the shares for services granted to U.S. Affiliated, the full amount of the expense was recognized on day one of the service agreement.

6.
Please refer to prior comment 14.   Please disclose the information provided in your response.  In particular, explain how you determined your initial fair market value of $0.25 per share and the circumstances prohibiting you from progressively bridging between the initial fair market value to your estimated IPO price.

RESPONSE:  We have added this disclosure to note 3 of our financial statements.

Note 7 – Comments and Contingencies F-13

7.	Please disclose the primary terms that you expect will govern your contractural arrangements with the Conduit Flavor Company, Hoss and Assemblies Unlimited.

RESPONSE:  We have added the primary terms that we expect to govern our contractual arrangements to note 7 of our financial statements.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd,
Charles Todd
President, Chief Executive Officer
Sport Stix Inc.